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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*

                        Engineering Measurements Company
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                                (Name of Issuer)

                          Common Stock, par value $.01
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                         (Title of Class of Securities)

                                   292 880 101
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                                 (CUSIP Number)

                                 January 2, 2001
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             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]  Rule 13d-1(b)
                  [ ]  Rule 13d-1(c)
                  [X]  Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)  Names of reporting persons..........................................      Charles E. Miller
     I.R.S. Identification Nos. of above persons (entities only).........      SSN: ###-##-####

(2)  Check the appropriate box if a member of a group                          (a)
     (see instructions)
                                                                               (b) X

(3)  SEC use only........................................................

(4)  Citizenship or place of organization................................      U.S.A.

     Number of shares beneficially owned by each reporting persons with:

(5)  Sole voting power...................................................      None

(6)  Shared voting power.................................................      None

(7)  Sole dispositive power..............................................      None

(8)  Shared dispositive power............................................      None

(9)  Aggregate amount beneficially owned by each reporting person........      None (See Item No. 5)

(10) Check if the aggregate amount in Row (9) excludes certain shares
     (see instructions)..................................................

(11) Percent of class represented by amount in Row (9)...................      -0-

(12) Type of reporting person (see instructions).........................      IN


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ITEM 1.

      (a)   NAME OF ISSUER: Engineering Measurements Company

      (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 600 Diagonal Highway, Longmont, CO 80501

ITEM 2.

      (a)   NAME OF PERSON FILING: Charles E. Miller

      (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: 600 Diagonal Highway, Longmont, CO 80501

      (c)   CITIZENSHIP: United States of America

      (d)   TITLE OF CLASS OF SECURITIES: Common Stock, par value $.01

      (e)   CUSIP NUMBER: 292 880 101

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b) OR 210.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

            (a) [ ] Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 70o);

            (b) [ ]  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C.
                     78c);

            (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act (15U.S.C. 78c);

            (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

            (e) [ ]  Investment Adviser registered under Section
                     240.13d-1(b)(1)(ii)(E);

            (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

            (g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

            (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

            (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c0(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

            (j) [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

ITEM 4.     OWNERSHIP

            (a)  AMOUNT BENEFICIALLY OWNED: None.*

            (b)  PERCENT OF CLASS:   -0-*

            (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                 (i)   Sole power to vote or to direct the vote: None.*

                 (ii)  Shared power to vote or to direct the vote: None.*

                 (iii) Sole power to dispose or to direct the disposition of:
                       None.*

                 (iv)  Shared power to dispose or to direct the disposition of:
                       None.*

* See Item No. 5 below.

Instruction: For computations regarding securities which represent a right to acquire an underlying security see Section 240.13d-3(d)(1).



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ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

      Mr. Miller made a charitable donation of 140,000 shares to The Community Foundation Serving Northern Colorado on December 20, 2000. The remainder of the shares owned by Mr. Miller were disposed of in exchange for cash pursuant to an Amended and Restated Agreement and Plan of Reorganization between issuer, Advanced Energy Industries, Inc. and Flow Acquisition Corporation dated October 20, 2000, which was effective on January 2, 2001.

Instruction: Dissolution of a group requires a response to this item.

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

      If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

           N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

      If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

           N/A.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

      If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

           N/A

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

      Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

      N/A

ITEM 10.   CERTIFICATION.

      (a) The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(b):

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of or with the effect of changing



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or influencing the control of the issuer of the securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2001

                                             /s/ CHARLES E. MILLER
                                             -----------------------------------
                                                     Signature

                                             Charles E. Miller
                                             -----------------------------------
                                             Name/Title




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